“Advancing Uranium”

NEWS RELEASE

Crosshair Intersects 0.10% U3O8 over 15.8 metres at the C Zone &

Continues to Expand Uranium Resource

Dated: October 11, 2007

  (AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report assay results from holes ML-91 to ML-100 of the ongoing drill program at the C Zone on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador. Significant uranium mineralization continues to be intersected in all drill holes, with specific highlights shown below:

•

0.44% U3O8 over 3.3 metres as part of a wider interval grading

0.10% U3O8 and 0.07% V2O5 over 15.8 metres intersected in hole ML-96,

•

0.10% U3O8 and 0.08% V2O5 over 5.9 metres intersected in hole ML-98*,

•

0.18% U3O8 and 0.22% V2O5 over 3.9 metres intersected in hole ML-99,

•

0.10% U3O8 over 6.4 metres, 0.10% U3O8 over 8.5 metres and 0.08% U3O8 over 6.3 metres in hole ML-100, which are separate intervals, the first two being part of a wider interval grading 0.07% U3O8 over 23.51 metres.

* Lower C Zone

The current drill campaign at the C Zone continues to expand the existing C Zone resource, which remains open in all directions, as well as upgrade the resource with infill drilling.  Four of the reported holes are step-out holes located outside of the current resource to the northeast, while the other six holes represent infill holes that will aid in upgrading the current resource.  Several intercepts from the infill drilling have returned better grades and thicknesses than proximal intercepts from previously drilled holes, as highlighted by ML-96 and ML-100.  Results from the step-out holes are highlighted by ML-98, which intersected 0.21% U3O8 and 0.13% V2O5 over 2.7 metres within a wider zone of 0.10% U3O8 and 0.08% V2O5 over 5.6 metres from the Lower C Zone.

“We are very encouraged by the continued expansion and locally improved grades of the Upper C Zone as well as the further expansion of the Lower C Zone” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair.  “The consistent uranium and vanadium results of our continued drilling give us more data to model and target the C Zone deposit.”

Crosshair has three drill rigs operating on the CMB Uranium Project, all of which are currently drilling at the C Zone.  Two of the rigs have been focused on expanding and upgrading the uranium resource at the C Zone since commencement of the current program in late June.  A third rig was added in August to test targets at other areas before joining the other two rigs at the C Zone.  Assay results from other target areas are pending and will be released over the coming weeks.

Additional assay highlights from holes ML-91 to ML-100 are detailed in the following table:

Hole #		From (m)	To (m)	Length (m)	% U3O8	% V2O5
ML-91		79.00	83.00	4.0	0.03%	0.06%
		121.00	121.50	0.5	0.07%	0.23%
ML-92		123.22	145.55	22.3	0.03%	0.09%
	including	123.22	123.72	0.5	0.43%	0.10%
	and	134.02	143.55	9.5	0.05%	0.06%
	including	140.02	143.55	3.5	0.08%	0.06%
ML-93		144.10	152.40	8.3	0.06%	pending
	including	150.10	152.40	2.3	0.11%	pending
ML-94		89.40	91.00	1.6	0.09%	0.11%
		126.00	135.30	9.3	0.03%	0.04%
		145.30	148.40	3.1	0.03%	0.07%
ML-95		17.50	19.25	1.8	0.04%	0.05%
		63.76	65.76	2.0	0.03%	0.10%
		65.76	69.13	3.4	0.01%	0.29%
ML-96		33.52	74.12	40.6	0.05%	0.08%
	including	33.52	49.30	15.8	0.10%	0.07%
	including	33.52	36.85	3.3	0.44%	0.05%
ML-97		101.45	103.95	2.5	0.03%	0.06%
		165.40	167.90	2.5	0.03%	0.48%
		174.70	175.70	1.0	0.03%	0.13%
		177.20	178.30	1.1	0.04%	0.12%
	Lower C Zone	326.00	331.50	5.5	0.05%	0.12%
ML-98		146.00	150.50	4.5	0.03%	0.09%
		155.50	156.00	0.5	0.07%	0.07%
		162.00	163.50	1.5	0.04%	0.10%
	Lower C Zone	306.75	312.70	5.9	0.10%	0.08%
	including	310.00	312.70	2.7	0.21%	0.13%
ML-99		23.82	66.42	42.6	0.03%	0.12%
	including	41.92	61.92	20.0	0.06%	0.15%
	including	47.87	50.07	2.2	0.11%	0.10%
	and	58.00	61.92	3.9	0.18%	0.22%
ML-100		13.80	90.20	76.4	0.03%	pending
	including	28.17	51.68	23.5	0.07%	pending
	including	28.17	34.53	6.4	0.10%	pending
	including	28.17	30.44	2.3	0.25%	pending
	and	43.15	51.68	8.5	0.10%	pending
	including	48.72	51.18	2.5	0.21%	pending
	and	70.54	76.80	6.3	0.08%	pending

Full assay highlights, tables, drill section and maps have been posted on the Company website:

http://www.crosshairexploration.com/s/CZone.asp

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district.  The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101.  Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses.  Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com

www.crosshairexploration.com

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